ADITYA BIRLA GROUP

08005506

SUPPL

Ref: AM:PVK:1870:2008

Date: 17th October, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

RECEIVED 2008 OCT 22 P 12:07

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Please find enclosed herewith a Copy of the Minutes of the 49th Annual General Meeting of the Shareholders of the Company held on 19th September, 2008 at Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025, for your ready reference and record.

Please find the above in order and acknowledge.

Thanking you,

PROCESSED
OCT 28 2008
THOMSON REUTERS

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Vice President &
Company Secretary

Encl:- as above

10/23

Minutes of the Forty-Ninth Annual General Meeting of the Shareholders of Hindalco Industries Limited held at Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025 on Friday, the 19th September, 2008, at 3.30 P.M.

P R E S E N T

Directors

Mr. Kumar Mangalam Birla
Smt. Rajashree Birla
Mr. C. M. Maniar
Mr. E. B. Desai
Mr. M. M. Bhagat
Mr. A. K. Agarwala
Mr. K. N. Bhandari
Mr. D. Bhattacharya
Mr. N. J. Jhaveri

Mr. Kumar Mangalam Birla, Chairman of the Company took the Chair.

520 Attendance Slips were received from the Company's Shareholders.

With the consent of the Company's Shareholders present, the Notice convening the Meeting was taken as read.

Mr Anil Malik, Company Secretary read out the Auditors' Report.

The Company Secretary announced that the Company had received **131** Proxies covering in all **520,584,196** fully paid-up shares.

The Chairman then announced that the Register of Directors shareholding maintained under section 307 of the Companies Act, 1956 and the certificate issued by the Statutory Auditors under SEBI (ESOP) Scheme were placed before the meeting.

The Chairman then addressed the Shareholders as under:

Dear Fellow Shareholders,

I have great pleasure in welcoming all of you to the 49th Annual General Meeting of your Company.

The year 2007-08 has been a tough year characterized by the hardening of interest rates, and volatility in global financial markets consequent to the sub-

prime crisis and rising inflation. Despite these challenges, your company's performance has been good.

Net consolidated revenues in excess of Rs.60,000 crores reflect a growth of 211%. PBIT at Rs.4,835 crores is up by 22%, both over the last year.

In the Aluminium sector, revenues increased from Rs. 7,367 crores to Rs. 47,034 crores consequent to the acquisition of Novelis. The share of value-added products comprises 53 % of your Company's product portfolio.

In the Copper business, revenues grew marginally from Rs.11,527 crores to Rs.12,334 crores. The production of Copper Cathodes and CC Rods met with our expectations.

With the acquisition of Novelis, your Company has become the world's largest aluminium rolled products producer. Hindalco is today a global company, with a strong presence in 5 continents. In 2007, we were the sixth largest aluminium producer in Asia and the eleventh largest in the world in terms of volume and among the top 10 producers of copper in the world by capacity.

Let me now briefly dwell on the key developments in your Company.

Following the acquisition of Novelis, we intend to grow our range of value-added aluminium products in India. The largest application in flat rolled products worldwide is can-stock, which is used to manufacture aluminium beverage cans. We plan to develop high grade lithographic sheets and automotive sheets in future in India also.

The total shipments from Novelis increased from 3113 KT to 3150 KT. Novelis' exposure to contracts with metal price ceiling has been considerably scaled down.

Novelis has patented Novelis Fusion technology, a unique technology that has high entry barriers. We are ideally positioned to capitalise on this technology. Plans to introduce products based on Fusion technology in India are on the anvil. This will give us a competitive edge in the market.

While on Novelis, let me add that Novelis has had to restate its consolidated financial statements as of March 31, 2008 and for the period from May 16, 2007 through March 31, 2008 to reflect non-cash accounting adjustments. On the positive side, during the first quarter of the current financial year, Novelis reported a net income of US$ 25 million which is an encouraging improvement over that of the corresponding period of 2007 when Novelis had incurred a net loss of US$ 142 million.

The Directors have approved a comprehensive financing plan for repayment of the existing bridge financing for acquisition of Novelis. The financing will be in place by November 10, 2008. The financing plan envisages the following:

- Rights Issue which is open for subscription from Sept 22, 2008 for Rs. 5047.70 Crores
- a loan of U.S.$ 1(one) billion proposed to be raised by A V Minerals (Netherlands) B.V.
- the unutilized proceeds from the previous rights issue amounting to Rs. 1789.4 crores. (subject to your approval)
- Internal accruals.

Your Company – Hindalco would be executing multi-location expansion programmes aggregating over Rs. 19,800 Crores in the next three years in India.

The expansion of the Muri alumina refinery from 110,000 tpa to 450,000 tpa is in progress. Production from the expanded facility is expected to reach its full capacity by the end of the year.

Phase II of the Hirakud expansion of the smelting capacity from 100,000 tpa to 143,000 tpa is on schedule. It is slated to scale upto 143,000 tpa by September 2008. The power generation capacity has been raised from 267.5 mw to 367.5 mw. All the units have been commissioned.

Aditya Aluminium, the integrated aluminium project, encompassing 1,500 ktpa alumina refinery, 359 ktpa aluminium smelter and 900 mw captive power plant is on course. Environmental clearances have been obtained for this project. The technology contracts have been executed with Alcan. The first metal from the smelter should be produced by October 2011. The refinery is proposed to be mechanically completed by January 2013.

The Mahan aluminium project with a smelter capacity of 359 ktpa and 900 mw captive power plant is on track. The company has been allotted a coal block in a JV with the Essar Power for the coal requirement of the CPP. Preliminary environmental clearances have been obtained. The power connectivity for commencing construction has been approved. The water resource department has provided the necessary facilities as well. The technology contract for the smelter has already been executed with Aluminium Pechiney. The first metal from the smelter is expected by July 2011. The basic engineering activities for the smelter have begun.

The proposed smelter capacity of the Jharkhand aluminium project is 359 ktpa and a 900 MW captive power plant. Tubed coal mine with 4600 ktpa coal reserve has been allotted jointly with Tata Power.

The construction of Utkal alumina refinery with a proposed capacity of 1.5 mtpa is currently underway. A 4,200 ktpa bauxite mine located nearby will supply the bauxite. We are in the process of acquiring land for this project. The technology for alumina will come from Alcan. We expect the refinery to be commissioned by January 2011.

Dividend

Moving over to the dividend, your Directors have recommended a dividend at 185% i.e., @ Rs. 1.85 per share in the meeting held on 20th June, 2008 as against 170% paid in last year. The payout on this account for the year 2007-2008 will be Rs. 265.5 Crores, inclusive of the corporate dividend tax.

Outlook

Given that the rights issue is currently open, I would not like to make any forward looking comments.

A Caring Corporate Citizen

Last but not the least I would like to very briefly speak about the role your Company has been playing as a committed caring corporate citizen.

Environmental Management

Your Company firmly believes that sustainable development is the cornerstone of our activities. We believe these are linked and key to our success as a Corporate.

Social Projects

Your Company's social projects pertain to issues of deep relevance to human society, such as poverty alleviation through sustainable development and livelihood processes, healthcare, education, societal change and infrastructure development. Your company's social projects are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, spearheaded by Mrs. Rajashree Birla, your Director. The Annual Report details all these activities.

I would also like to express our deep sense of gratitude to all of you, our shareholders. I look forward to your continuing commitment and support in your company's onward march.

Having provided you with a snapshot of your company, in all its key dimensions, may I now commend the first resolution relating to the adoption of the Accounts and Director's report for your consideration and approval.

Thank You,

The Chairman then proposed

THAT the Report of the Directors and the Auditors, the Audited Balance-Sheet and the Profit & Loss Account of the Company for the year ended 31st March, 2008 be and are hereby received considered and adopted.
Mr. B. C. Dalal seconded the proposal.

Before the Resolution was put to vote, the Chairman invited Questions from the Shareholders.

Several Shareholders who spoke at the Meeting invariably paid rich compliments to the Management for the working of the Company and appreciated the detailed disclosures made in the Annual Report, as also for the excellent results and for the efficient working of the Company.

Some Shareholders asked for details relating to some aspects of the working of the Company, integration process with Novelis and sought clarifications in respect of some of the items in the Accounts, to which, appropriate replies were given by the Chairman.

The Chairman, then put the Resolution for adoption of the Reports of Directors and Auditors and Accounts to vote and the same was carried on a show of hands, nem con.

Thereafter, the following Resolutions were proposed and passed, one after the other on a show of hands.

(2) **Declaration of Dividend on Equity Shares for the year ended 31st March, 2008 - As an Ordinary Resolution.**

RESOLVED that payment of Fortyth Equity Dividend on 6% being Rs.0.12 per Share on 20,32,734 fully Paid-Up Cumulative Redeemable Preference Shares of Rs.2/- each, and at the rate of Rs.1.85 (185%) per Equity Share on 122,68,72,273 fully paid-up Equity Shares of the face value of Re.1/- each and on Partly Paid-Up Shares in proportion to the Paid-Up value of Shares, for the year ended 31st March, 2008 be declared and distributed amongst the Shareholders of the Company, who are beneficial owners as on 5th September, 2008 in case of Demat Shares and whose names stand on the Register of Members as on Friday, the 5th September, 2008 in case of shares held in physical form.

Proposed by Mrs. Shobhana Mehta
Seconded by Mr. Gautam Tiwari
Carried nem com.

(3) **As an ordinary resolution - Re-Appointment of Mr. S S Kothari, as Director.**

"**RESOLVED** that **Mr. S S Kothari,** who retires from office by rotation and being eligible for re-appointment, be and is hereby re-appointed a Director of the Company."

Proposed by Mr. Joseph Martin
Seconded by Mr. Nigel Gonsalves
Carried by majority

(4) **As an Ordinary Resolution- Re-Appointment of Mr. M M Bhagat, as Director.**

"**RESOLVED** that **Mr. M M Bhagat**, who retires from office by rotation and being eligible for reappointment, be and is hereby re-appointed a Director of the Company".

Proposed by Mr. P. J. Paymaster
Seconded by Mr. Vinit Kumar Parikh
Carried by majority

(5) **As an Ordinary Resolution- Re-Appointment of Mr. C M Maniar, as Director**

"**RESOLVED** that **Mr. C M Maniar**, who retires from office by rotation, and being eligible for reappointment, be and is hereby re-appointed a Director of the Company."

Proposed by Mr Ramaswamy Damodaran
Seconded by Dr.Vasantrao Mahendale Sardar
Carried by majority

(6) **As an Ordinary Resolution - Re-Appointment of Auditors.**

"**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Singhi & Company, Chartered Accountants, Kolkata, the retiring Auditors, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Meeting till the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration for the said period and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

Proposed by Mr. Arvind J. Vyas
Seconded by Mr. Tamal Kumar Majumder
Carried by majority

(7) **As a Special Resolution - Utilization of issue proceeds.**

"**RESOLVED** that pursuant to provisions of Section 61 and other applicable provisions, if any, of the Companies Act, 1956, and all other applicable guidelines issued by SEBI from time to time, consent of the Company be and is hereby accorded to the Board to use / deploy unutilized funds out of the proceeds of Rights Issue of its Equity Shares made in 2006, which stood at Rs.17,894 million as on March 31, 2008, for the repayment of the bridge loan taken to meet the costs of acquisition of Novelis Inc, Canada, and other general corporate purposes, in addition to the utilization of issue proceeds as mentioned in the Rights offer document."

Proposed by Mrs. Eenakshi Bangeneria
Seconded by Mr. Dewani M.D.
Carried by majority

(8) **As a Special Resolution - Revision in the remuneration payable to Mr. D. Bhattacharya**

"**RESOLVED** that in partial modification of the relevant resolutions passed at the Forty- Fifth and Forty - Seventh Annual General Meetings held on 31st July 2004 and 28th July 2006 respectively and pursuant to the provisions of sections 198, 309, 310, Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, including any statutory modification or re-enactment thereof, the Company hereby approves of the payment of the revised remuneration to Mr. D. Bhattacharya, Managing Director, as per the details provided in the Explanatory Statement in relation to this Resolution, for the remaining period of his tenure of office i.e. up to 1st October, 2008 with liberty to the Board of Directors to revise his remuneration from time to time as it deems fit within the limits of Schedule XIII of the Companies Act, 1956."

Proposed by Mr. Homa Pouredehi
Seconded by Mr. Jagdish Jhaveri
Carried by majority

The Meeting thereafter terminated with a Vote of Thanks to the Chair proposed by Mr. Kishor M. Shah.

CHAIRMAN

END